                                            July 24, 2025

Via EDGAR

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention:    Ms. Amy Geddes

    Re:    PayPal Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 4, 2025
File No. 001-36859

Dear Ms. Geddes:

Thank you for your letter dated July 10, 2025 addressed to PayPal Holdings, Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”), which references the Staff’s prior comments dated June 11, 2025, and our response dated June 24, 2025.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comment used in the Staff’s comment letter, which are reproduced in italics below. Our response follows the comment.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 2 - Revenue
Disaggregation of Revenue, page 76

1.We note your response to comment 2. In response to our comment asking whether your CODM regularly reviews transaction revenue by product, at the end of the first paragraph you state “Revenue information...[provided to the CODM] may include product...information.” Please directly tell us whether it does or does not include transaction revenue by product. In the first sentence of that paragraph, you state the “CODM...does not evaluate performance or make decisions on the basis of separate products.” Please clarify whether this means solely on the basis of separate products or that the CODM does not review product revenue at all when evaluating the performance of your operating/reporting segment.

Company response:

The financial information provided to our Chief Operating Decision Maker (CODM) includes additional product revenue information, typically presented to provide further granularity on our customer business (i.e., Consumer Group, Small Business & Financial Services (“SMB”), and Large Enterprise) revenue fluctuations, given that our products often span across our customer businesses, or to provide oversight on the performance of our strategic initiatives, as explained in our prior response to comment 2 and comment 3. Our CODM does not evaluate performance or make decisions solely on the basis of separate products.

We have considered ASC 606-10-55-90 when analyzing how information about our revenue has been presented for other purposes, including our CODM’s evaluation of financial performance of our operating segment, to select the type of categories used for revenue disaggregation. The guidance does not require disaggregation of revenue definitively when information about our revenue is presented for other purposes, but rather, requires that we analyze any revenue information presented for other purposes to determine if those categories are affected differently by economic factors to achieve the objective in ASC 606-10-50-5 for disaggregating revenue. The products within transaction revenues pertain to payment processing, and these products share similar nature, timing of revenue recognition, uncertainty of future cash flows, and contract structure, and are similarly impacted by economic factors. As such, we have concluded that the products within transaction revenues do not require disclosure of disaggregated revenue categories according to ASC 606-10-50-5.

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Please do not hesitate to contact me if you have any questions at (312) 404-5389, or via email at cnatali@paypal.com.

Very truly yours,

PayPal Holdings, Inc.

By:	/s/ Christopher Natali
Name: Christopher Natali
Title: Vice President, Chief Accounting Officer

cc: Sameer Shirsekar (PricewaterhouseCoopers LLP)